UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.3)*

GDS Holdings Limited

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

36165L108

(CUSIP Number)

March 27, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	SCHEDULE 13G	Page 2

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ping An Insurance (Group) Company of China, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 97,077,720 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 97,077,720 (See Item 4)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 97,077,720 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.7% (See Item 4)
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 3

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ping An Life Insurance Company of China, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 63,369,856 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 63,369,856 (See Item 4)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,369,856 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.7% (See Item 4)
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 4

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Falcon Vision Global Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 63,369,856 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 63,369,856 (See Item 4)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,369,856 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.7% (See Item 4)
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 5

Item 1.       (a)       Name of Issuer:

GDS Holdings Limited (the “Issuer”)

(b)       Address of Issuer’s Principal Executive Offices:

2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127,  People’s Republic of China.

Item 2.       (a)       Name of Person Filing:

(1)                                 Ping An Insurance (Group) Company of China, Ltd. (“Ping An Insurance”)

(2)                                 Ping An Life Insurance Company of China, Ltd. (“Ping An Life”)

(3)                                 Falcon Vision Global Limited (“Falcon”)

Ping An Insurance, Ping An Life and Falcon (collectively, the “Filing Persons”) have entered into a Joint Filing Agreement, a copy of which is filed with this amendment to Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Filing Persons have agreed to file this amendment to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)       Address of Principal Business Office, or if none, Residence:

(1)                                 Ping An Insurance: 47, 48, 109, 110, 111, 112 Floors, Ping An Finance Center, 5033 Yitian Road, Futian District, Shenzhen, Guang Dong Province, People’s Republic of China.

(2)                                 Ping An Life: 14, 15, 16, 37, 41, 44, 45, 46 Floors, Ping An Finance Center, 5033 Yitian Road, Futian District, Shenzhen, Guang Dong Province, People’s Republic of China.

(3)                                 Falcon: Vistra Corporation Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(c)       Citizenship:

(1)                                 Ping An Insurance: The People’s Republic of China

(2)                                 Ping An Life: The People’s Republic of China

(3)                                 Falcon: British Virgin Islands

(d)       Title of Class of Securities:

Class A ordinary shares

(e)       CUSIP Number:

36165L108

CUSIP No. 36165L108	SCHEDULE 13G	Page 6

Item 3.                     If this statement is filed pursuant to Sections §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.                     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person(1)	Amount beneficially owned		Percent of class(3)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Ping An Insurance	97,077,720	(1)	8.7%	97,077,720	(1)	0	97,077,720	(1)	0
Ping An Life	63,369,856	(2)	5.7%	63,369,856	(2)	0	63,369,856	(2)	0
Falcon	63,369,856		5.7%	63,369,856		0	63,369,856		0

Notes:

(1)                                 Consists of:

(a)                                 63,369,856 Class A ordinary shares of the Issuer held by Falcon, which is directly wholly-owned by Ping An Life, which is in turn directly wholly-owned by Ping An Insurance; and

(b)                                 33,707,864 of Class A ordinary shares deemed to be beneficially owned by PA Goldilocks Limited (“Goldilocks”), which is indirectly wholly-owned by Ping An Insurance. As of March 27, 2019, Goldilocks subscribed for, and the Issuer issued to Goldilocks, US$150 million in aggregate principal amount of Series A Convertible Preferred Shares which are convertible into Class A ordinary shares of the Issuer at the option of Goldilocks, at a conversion rate corresponding to a conversion price of US$35.60 per ADS for an aggregate of approximately 4,213,483 ADSs, representing 33,707,864 Class A ordinary shares (with each ADS representing 8 of the Issuer’s Class A ordinary shares), assuming conversion of all of such Series A Convertible Preferred Shares at such conversion rate.

(2)                                 Consists of 63,369,856 Class A ordinary shares of the Issuer held by Falcon, which is directly wholly-owned by Ping An Life.

(3)                                 Based on 1,049,330,048 Class A ordinary shares and 67,590,336 Class B ordinary shares outstanding immediately after the completion of the public offering by the Issuer of 13,731,343 ADSs at a public offering price of US$33.50 per ADS (assuming the underwriters’ option to purchase additional ADSs is exercised in full), excluding (i) ordinary shares issuable upon the exercise of options outstanding under the share incentive plans of the Issuer; and (ii) any Class A ordinary shares issuable upon conversion of existing convertible senior notes of the Issuer or the Series A Convertible Preferred Shares issued to Goldilocks referred to in footnote (1) above, as reported by the Issuer in its prospectus supplement dated March 14, 2019 to the prospectus dated January 23, 2018 (Registration No. 333-222659) filed with the Securities and Exchange Commission on March 15, 2019.

Item 5.                     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.                     Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                     Notice of Dissolution of Group.

Not Applicable.

Item 10.              Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 15, 2019

Ping An Insurance (Group) Company of China, Ltd.

By:	/s/ Mingzhe Ma
	Name:	Mingzhe Ma
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Ping An Life Insurance Company of China, Ltd.

By:	/s/ Xinmin Ding
	Name:	Xinmin Ding
	Title:	Chairman of the Board of Directors

Falcon Vision Global Limited

By:	/s/ Xiaofeng Fei
	Name:	Xiaofeng Fei
	Title:	Director

EXHIBITS  INDEX

EXHIBIT NO.	EXHIBITS

99.1	Joint Filing Agreement